

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 22, 2016

Carol L. Roberts
Senior Vice President and Chief Financial Officer
International Paper Company
6400 Poplar Avenue
Memphis, Tennessee 38197

      Re: **International Paper Company**.
                Form 8-K Dated July 28, 2016
                Filed July 28, 2016
                File No. 001-03157

Dear Ms. Roberts:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed July 28, 2016

International Paper Reports Second Quarter 2016 Earnings
Strong Overall Results Driven by Solid Execution Across the Businesses

1.   We note that you describe second quarter 2016 earnings as "strong overall results" in the headline caption and this appears to refer solely to your non-GAAP results. In future earnings releases, please include an equally prominent descriptive characterization of the comparable GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. In addition, consider whether the term "overall" is appropriate to describe results that exclude significant expenses.

2.   Please revise your reconciliation for operating earnings to begin with the GAAP measure in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. In addition, clearly identify operating earnings as a non-GAAP measure.

Reconciliation of Free Cash Flow

3.   In your next earnings release, please provide a substantive and concise discussion of how free cash flow is useful to investors. Please provide us with your proposed changes in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Patrick Gilmore, Associate Chief Accountant, at (202) 551-3406 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources